UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

JMP GROUP LLC
(Name Of Subject Company (Issuer))

JMP GROUP LLC
(Name of Filing Persons (Offeror))

Shares representing limited liability company interests in JMP Group LLC
(Title of Class of Securities)

46629U107
(CUSIP Number of Class of Securities)

Raymond S. Jackson
Chief Financial Officer
JMP Group LLC
600 Montgomery Street, Suite 1100
San Francisco, CA 94111
(415) 835-8900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew D. Thorpe, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
44 Montgomery Street
San Francisco, CA 94104
(415) 432-6001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,750,000	$1,265.55

*

Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per million of the aggregate amount of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with the exhibits hereto, this “Schedule TO”) relates to a tender offer by JMP Group LLC (the “Company”) to purchase up to 3,000,000 shares representing limited liability company interests, at a purchase price per share of $3.25, in cash, without interest and less any applicable withholding taxes, for an aggregate purchase price of $9,750,000, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 24, 2020 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all the items of this Schedule TO as more particularly described below.

ITEM 1.     SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the issuer is JMP Group LLC. The address of its principal executive offices is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111. The telephone number of the principal executive offices of JMP Group LLC is (415) 835-8900.

(b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading and Market Price. The Company’s shares are traded on the New York Stock Exchange under the symbol “JMP.” The information set forth in Section 7 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON

The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

●	Summary Term Sheet;

●	Introduction;

●	Section 1 (“Number of Shares; Proration; Odd Lots”);

●	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”);

●	Section 3 (“Procedures for Tendering Shares”);

●	Section 4 (“Withdrawal Rights”);

●	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

●	Section 6 (“Conditions of the Offer”);

●	Section 8 (“Source and Amount of Funds”);

●	Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

●	Section 13 (“Certain United States Federal Income Tax Consequences”); and

●	Section 14 (“Extension of the Offer; Termination; Amendment”).

(b) Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, the use of securities acquired in the transaction and plans, are incorporated herein by reference:

●	Summary Term Sheet; and

●	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”).

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 8 (“Source and Amount of Funds”) and Section 6 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.     FINANCIAL STATEMENTS

Not applicable.

ITEM 11.     ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), Section 11 of the Offer to Purchase (“Effects of the Offer on the Market for Our Shares; Registration Under the Securities Exchange Act of 1934”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.     EXHIBITS

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase dated February 24, 2020.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued on February 19, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on February 19, 2020).

(a)(5)(B)	Form of Summary Advertisement.

(d)(1)

JMP Group LLC Amended and Restated Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-4 (File No. 333-198264) filed on October 16, 2014).

(d)(2)

JMP Group LLC Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-8 (File No. 333-142956) filed on January 27, 2015).

(d)(3)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.13.6 to JMP Group Inc.’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on May 6, 2010).

(d)(4)

Form of Share Appreciation Right Award (incorporated by reference to Exhibit 99.3 to the Company’s Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-8 (File No. 333-142956) filed on January 27, 2015).

(d)(5)

Revolving Note and Cash Subordination Agreement, dated as of April 8, 2011 (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-4 (File No. 333-198264) filed on October 29, 2014).

(d)(6)

Amendment Number Five to Revolving Note and Cash Subordination Agreement & Revolving Note, effective as of April 30, 2014 (incorporated by reference to Exhibit 10.31 to JMP Group Inc.’s Quarterly Report on Form 10-Q (File No. 001-36802) filed May 1, 2014).

(d)(7)

Amendment Number Six to Revolving Note and Cash Subordination Agreement & Revolving Note, effective as of May 6, 2015 (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 4, 2015).

(d)(8)

Amendment Number One to Second Amended and Restated Credit Agreement, dated April 27, 2016, between JMP Holding LLC and City National Bank (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q  (File No. 001-36802) filed on May 2, 2016).

(d)(9)

Amendment Number Seven to Revolving Note and Cash Subordination Agreement & Revolving Note, effective April 26, 2016, between JMP Securities and City National Bank (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on May 2, 2016).

(d)(10)

Amendment Number Two to Second Amended and Restated Credit Agreement, dated August 24, 2016, between JMP Holding LLC and City National Bank (incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on November 1, 2016).

(d)(11)

Collateral Administration Agreement, dated as of June 29, 2017, by and among JMP Credit Advisors CLO IV Ltd., JMP Credit Advisors LLC and U.S. Bank National Association, as collateral administrator (incorporated by reference from Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on July 3, 2017).

(d)(12)

Amendment Number Three to Second Amended and Restated Credit Agreement, dated May 9, 2017, between JMP Holding LLC and City National Bank (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 8, 2017).

(d)(13)

Amendment Number Eight to Revolving Note and Cash Subordination Agreement & Revolving Note, dated May 9, 2017, between JMP Securities LLC, City National Bank (incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 8, 2017).

(d)(14)

Credit Agreement, dated as of July 31, 2017, among JMP Credit Advisors CLO V Ltd., as Borrower, JMP Credit Advisors LLC, as Collateral Manager, and BNP Paribas, as Lender (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on November 9, 2017).

(d)(15)

Indenture, dated as of February 20, 2018, among JMP Credit Advisors CLO III(R) Ltd., as Issuer, JMP Credit Advisors CLO III(R) LLC, as Co-Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on February 22, 2018).

(d)(16)

First Amendment to Credit Agreement, dated as of May 2, 2018, among JMP Credit Advisors CLO V Ltd,. as Borrower, JMP Credit Advisors LLC, as Collateral Manager, and BNP Paribas, as Lender (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on May 10, 2018).

(d)(17)

Second Amendment to Credit Agreement, dated as of June 21, 2018, among JMP Credit Advisors CLO V Ltd., as Borrower, JMP Credit Advisors LLC, as Collateral Manager, and BNP Paribas, as Lender (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on June 21, 2018).

(d)(18)

Indenture, dated as of July 26, 2018, among JMP Credit Advisors CLO V Ltd., as Issuer, JMP Credit Advisors CLO V LLC, as Co-Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.22 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on July 27, 2018).

(d)(19)

Amendment Number Nine to Revolving Note and Cash Subordination Agreement & Revolving Note, dated June 6, 2018, by and between JMP Securities LLC and City National Bank (incorporated by reference to Exhibit 10.23 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 7, 2018).

(d)(20)

Amendment Number Four to Second Amended and Restated Credit Agreement, dated August 6, 2018, by and between JMP Holding LLC, the lenders, and City National Bank (incorporated by reference to Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 7, 2018).

(d)(21)

Credit Agreement, dated as of October 11, 2018, by and among BNP Paribas, as lender and administrative agent, JMP Credit Advisors Long-Term Warehouse Ltd., as borrower, JMP Credit Advisors CLO VI Warehouse Ltd., as a subsidiary of borrower, each other CLO Subsidiary from time to time party thereto, JMP Credit Advisors LLC, as collateral manager, and JMP Capital LLC as preferred investor (incorporated by reference to Exhibit 10.25 to the Company’s Current Report on Form 8-K filed on October 12, 2018).

(d)(22)

Lease Agreement, dated August 10, 2011, between Transamerica Pyramid Properties, LLC, as landlord, and JMP Group Inc., as tenant (incorporated by reference to Exhibit 10.26 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on November 9, 2018).

(d)(23)

Third Amendment to Office Lease, dated as of October 31, 2018, by and among Transamerica Pyramid Properties, LLC as landlord, and JMP Group Inc. as tenant (incorporated by reference to Exhibit 10.27 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on November 9, 2018).

(d)(24)

Form of Deferred Restricted Share Unit Award Agreement (Section 16) (incorporated by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on February 6, 2019).

(d)(25)

Indenture, dated as of June 29, 2017 among JMP Credit Advisors CLO IV Ltd., as Issuer, JMP Credit Advisors CLO IV LLC, as CO-Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to exhibit 4.10 to the Company's Current Report on Form 8-K (File No. 001-36802) filed on July 3, 2017).

(d)(26)	Form of Notice of Deferred Restricted Share Unit Award (incorporated by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on February 6, 2019).

(d)(27)	Amendment Number Five to Second Amended and Restated Credit Agreement, dated July 1, 2019, by and between JMP Holding LLC, the lenders, and City National Bank (incorporated by reference to Exhibit 10.29 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on July 3, 2019).

(d)(28)	Amendment Number Six to Second Amended and Restated Credit Agreement, dated September 5, by and between JMP Holding LLC, the lenders, and City National Bank (incorporated by reference to Exhibit 10.30 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on September 6, 2019).

(d)(29)	Indenture, dated as of September 26, 2019, by and between JMP Group LLC and U.S. Bank National Association, as trustee ((incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on September 26, 2019).

(d)(30)	First Supplemental Indenture, dated as of September 26, 2019, to Indenture, dated as of September 26, 2019, by and between JMP Group LLC and U.S. Bank National Association, as trustee ((incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on September 26, 2019).

(d)(31)	Amendment Number Ten to Revolving Note and Cash Subordination Agreement & Revolving Note, dated June 6, 2018, by and between JMP Securities LLC and City National Bank (incorporated by reference to Exhibit 10.31 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on November 12, 2019).

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JMP Group LLC

Dated: February 24, 2020	By:	/s/Raymond S. Jackson
	Name:	Raymond S. Jackson
	Title:	Chief Financial Officer